SILVER FALCON MINING, INC.

2520 Manatee Avenue West, Suite 200,

Bradenton, Florida 34205

August 31, 2011

VIA EDGAR CORRESONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Ms. Carolyn Kim

100 F. St. N.E.

Washington, D.C. 20549

Re:

Silver Falcon Mining, Inc.

Application for Withdrawal of Registration Statement on

Form S-1 (Registration No. 333-174718) - Filed on June 3, 2011

Ms. Kim:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “ Securities Act ”), we respectfully request that our Registration Statement on Form S-1, Commission File No. 333-174718 (the “ Registration Statement ”), and all exhibits thereto, be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

We filed the Registration Statement on June 3, 2011 to register up to 74,226,804 shares of our common stock to be issued in connection with an equity line of credit, and 1,326,230 shares of our common stock for resell by a shareholder.  We are withdrawing the Registration Statement because we have been advised by SEC staff that the company is not eligible to register shares under an equity line of credit because it’s common stock is not trading on a national securities market or the OTCBB; however, we plan to file another registration statement to register shares to be issued under the equity line of credit after the company’s common stock is trading on the OTCBB. No offers or sales have been made or will be made under the Registration Statement.

We also request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account for future use.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact our legal counsel, Robert J. Mottern, Esq. at 404-607-6933.

Thank you for your consideration in this matter.

SILVER FALCON MINING, INC. By: /s/ Pierre Quilliam Pierre Quilliam Chief Executive Officer